Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 18, 2007
Relating to Preliminary Prospectus dated January 16, 2007
Registration No. 333-139012
450,000 Shares
Double Eagle Petroleum Co.
Common Stock
ISSUER FREE WRITING PROSPECTUS

Issuer:	Double Eagle Petroleum Co.

Ticker / Exchange:	DBLE / Nasdaq Global Select Market

Offering size:	450,000 Firm Shares or, if the Underwriter exercises in full its option to purchase additional Shares, 500,000 Shares

Public offering price:	$21.5500 per share

Price to DBLE:	$20.4725 per share

Net proceeds to DBLE:	We will receive net proceeds of approximately $9.1 million from our sale of 450,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

Use of Proceeds:	We intend to use the net proceeds from this offering to pay down the outstanding indebtedness on our revolving line of credit.

Trade date:	January 18, 2007

Settlement date:	January 23, 2007

Sole Underwriter:	Ferris, Baker Watts, Incorporated
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL FREE 1-800-536-6854.